UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 18, 2022

_____________________

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 18, 2022, Immatics N.V. (the “Company”) announced that the first patient has been dosed in the IMA203 and nivolumab combination Phase 1b dose expansion cohort. This cohort will evaluate the Company’s TCR-engineered cell therapy (TCR-T) approach ACTengine® IMA203 targeting an HLA-A*02-presented peptide derived from PRAME, in combination with Bristol Myers Squibb’s PD-1 checkpoint inhibitor nivolumab, in patients with advanced solid tumors. The objectives of the study will be to evaluate the safety, biological activity, and initial anti-tumor activity of the IMA203 and nivolumab combination. The IMA203 and nivolumab combination Phase 1b dose expansion cohort is expected to enroll up to 18 patients with different types of solid tumors across 10 clinical trial sites in Germany and the U.S.

In connection with the first patient having been dosed in the IMA203 and nivolumab combination Phase 1b dose expansion cohort, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1, and made available an updated investor presentation on its website, a copy of which is attached hereto as Exhibit 99.2. The fact that this presentation is being made available and filed herewith is not an admission as to the materiality of any information contained in the presentation. The information contained in the presentation is being provided as of May 18, 2022 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibits 99.1 and 99.2) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351 and 333-240260) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated May 18, 2022
99.2	Presentation dated May 18, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: May 18, 2022
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer